July 24, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Barbara C. Jacobs
Mr. Jay Ingram
Mr. Jeff Werbitt
Ms. Celeste Murphy

Re:	Acxiom Corporation (“Acxiom”)
Additional Soliciting Material filed on Schedule 14A
Filed June 8, 2006, by VA Partners, LLC
File No. 0-13163

Ladies and Gentlemen:

VA Partners, LLC (together with its affiliates participating in the proxy solicitation and named in the proxy statement, “VAC”) has authorized me to provide the following responses on its behalf to the comments raised in your letter dated July 5, 2006, from Barbara C. Jacobs, Assistant Director, to VA Partners, LLC, c/o Allison Bennington. The numbered paragraphs below correspond to the numbered paragraphs of your letter. For your convenience, the comments are included in this letter in boldface type and are followed by the applicable response.

Following VAC’s receipt of your letter dated July 5, 2006, Jeffrey Werbitt of the Division of Corporation Finance contacted VAC’s attorney, Christopher G. Karras at Dechert LLP, to clarify that the Additional Soliciting Material to which the July 5, 2006 comment letter relates is actually the material that VAC filed under cover of Schedule 14A on June 23, 2006, rather than on June 8, 2006. A copy of the June 23, 2006 filing is attached as Exhibit A.

Comment Letter Dated July 5, 2006

1.	We note that you desire to address the board and all shareholders in a public forum so that Acxiom cannot “continue to misrepresent” your communications, actions, and record of success. We remind you that support for each statement or assertion of opinion or belief must be self-evident, disclosed in the additional definitive material, or provided to the staff on a supplemental basis. Accordingly, supplementally provide specific support of where and how Acxiom has misrepresented the aforesaid and clarify your reference to your “record of success” or otherwise revise your disclosure. In addition, your disclosure implies that the board could be engaging in actions that might be deemed a breach of fiduciary duty. Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without specific factual foundation. In this regard, it does not appear that your disclosure following the fourth bullet point on page 3 provides sufficient factual support for your statement. Refer to Rule 14a-9 under the Exchange Act.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

VAC believes the following examples support VAC’s assertion that Acxiom “continue[s] to misrepresent” VAC’s communications, actions and record of success. The letter to Jeff Ubben from Charles D. Morgan dated June 27, 2006 filed on June 28, 2006, by Acxiom as soliciting material pursuant to Rule 14a-12 under the Exchange Act on Schedule 14A is referred to as the “Morgan Letter” and is attached as Exhibit B. An investor briefing presentation posted on Acxiom’s website at www.acxiom.com on July 11, 2006, and filed on July 11, 2006, by Acxiom as soliciting material pursuant to Rule 14a-12 under the Exchange Act on Form 8-K is referred to as the “Acxiom Investor Briefing” and is attached as Exhibit C.

•	On page 2 of the Morgan Letter, Acxiom states that VAC is a “fund beholden to its investors for short-term profits at the expense of other shareholders with a view toward greater profits over a longer term . . .” and states that VAC seeks “short-term profit improvements . . . .” On page 23 of the Acxoim Investor Briefing, in the fifth bullet, Acxiom again refers to VAC’s “short-term objectives.” In light of the fact that VAC has been an investor in Acxiom for more than three years, VAC believes this is a mischaracterization of VAC’s record and actions. Please also refer to the table below in this Item 1, which demonstrates that the weighted average holding period of VAC’s investments is 3 years.

•	On page 2 of the Morgan Letter, Acxiom quotes Jeff Ubben as allegedly stating that Acxiom should “charge the customers more” with respect to the referenced investments. This quotation is a mischaracterization of a telephone conversation between Charles Morgan and Jeff Ubben. Mr. Ubben’s statement was in the context of a broader discussion of his opinion of how Acxiom could alter its pricing model under a specific set of circumstances. By failing to provide background or context to Mr. Ubben’s comments, Acxiom has misrepresented Mr. Ubben’s comments.

•	On page 3 of the Morgan Letter, Acxiom suggests that VAC is continuing to seek the position of Chief Executive Officer for Louis Andreozzi, a nominee of VAC, by questioning whether Mr. Andreozzi “is the right man to lead Acxiom forward.” This statement is a mischaracterization of the facts, as VAC has made clear to Acxiom that it is no longer seeking an acquisition of the company and VAC’s efforts to secure the role of Mr. Andreozzi as Chief Executive Officer would only apply if VAC were to take over control of Acxiom. In fact, on June 12, 2006, VAC sent a letter to Mary Good, Chairman of the Nominating Committee of the Board of Directors of Acxiom, specifically clarifying this precise point. A copy of such letter is enclosed as Exhibit D. The same point is echoed on page 10 of VAC’s publicly filed revised preliminary proxy statement, as well as on page 11 of VAC’s Form 13D/A publicly filed on May 15, 2006.

•	On page 3 of the Morgan Letter, Acxiom states that “the fact that there has been so little reported about Mr. Andreozzi’s tenure at Lexis-Nexis suggests that his accomplishments were anything but stellar” and, “[i]n fact, we would like to know whether Mr. Andreozzi is another of your proposed candidates who in fact was asked to leave his prominent job after a short tenure.” Both of these statements are significant mischaracterizations of the facts. On July 18, 2006, our attorneys, Dechert LLP, conducted a LexisNexis search on Mr. Andreozzi. The results of such search yielded 134 articles relating to Mr. Andreozzi’s tenure at LexisNexis, hardly “so little reported.” Further, Mr. Andreozzi held the position that Mr. Morgan refers to as a “short tenure”

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

for more than five years - not a “short tenure” by any standard. VAC is also not aware of any facts to support the assertion that Mr. Andreozzi “in fact was asked to leave his prominent job,” and Acxiom has not substantiated this suggestion.

•	On page 4 of the Morgan Letter, Acxiom states that VAC’s ideas are “broad-brush ideas without specific suggestions for Acxiom’s long-term growth.” This statement is a mischaracterization of the facts. VAC indeed provided specific ideas at its meeting with Acxiom’s Board in November 2005, which meeting was attended by management of Acxiom.

•	On page 4 of the Morgan Letter, Acxiom states, “[a]s [VAC] will recall, the ground rules for the meeting were negotiated between the investment bankers and [VAC] agreed to those rules.” This statement is a mischaracterization of the facts. Ground rules were agreed by the investment bankers, one of which was that there would be an opportunity for both sides to ask questions. When representatives of VAC asked questions at the meeting, they were told that those questions were “off limits” and would not be answered.

VAC believes its “record of success,” by which VAC means VAC’s participation in the value creation process by participation as a member of the board of directors of certain of VAC’s investments and the delivery of superior returns for such investments, is demonstrated in the following table, which is publicly available at www.changeatacxiom.com:

Company Name	Number of Board Seats	Date of Investment	Date of Exit	Cost of Investment	Total Value (1)	Weighted Average Holding Period (in Years) (1)	Internal Rate of Return (1)
Gartner Group, Inc.	1	Jan 2001	—	$168,956,154	$301,380,101	3.3	18.4%

Insurance Auto Auction Inc.	2	Jan 2001	May 2005	41,886,026	96,879,050	2.7	32.1%

LeCroy Corp.	1	Aug 2001	Aug 2004	25,710,540	25,204,184	3.0	(0.7)%

Martha Stewart Living	1	Jan 2002	July 2005	63,322,118	100,590,246	3.4	17.1%

Mentor Corp.	1	Oct 2000	—	87,594,298	275,187,168	4.3	34.6%

MSC Software Corp.	2	Aug 2004	—	26,245,187	67,650,000	1.7	75.0%

One Source Information Services	1	Nov 2002	June 2004	20,707,631	35,813,118	1.6	41.4%

Per-Se Technologies Inc.	1	Nov 2000	—	36,983,415	144,164,177	3.9	42.5%

Seitel Inc.	3	Jul 2004	—	127,575,089	254,670,404	0.6	45.9%

Solexa inc.	1	Apr 2005	—	9,000,005	22,979,287	0.9	146.7%

TOTAL	—	—	—	$607,980,464	$1,324,517,735	3.0	30.4%

(1)	As of May 31, 2006

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

VAC acknowledges the penultimate sentence of your comment, but respectfully notes that there are no bullet points included in the soliciting material to which the July 5, 2006 comment letter relates.

2.	We note your statement that you believe the board would be better served if it contained individuals “whose equity stakes” outweighed “their interest in fees, consulting arrangements, and other perks that they receive as members of the board.” We remind you that each statement or assertion of opinion or belief made in your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident or is disclosed in the additional material. Also, absent clear support for your assertions, you should avoid statements that impugn the character, integrity or reputation of Acxiom and its board. See Note (b) to Rule 14a-9. Please provide support your assertions or otherwise revise.

VAC acknowledges your comment requesting support for its assertion that the board would be better served if “it contained (emphasis added) individuals ‘whose equity stakes’ outweighed ‘their interest in fees, consulting arrangements, and other perks . . . .’” VAC further acknowledges that “each statement or assertion of opinion or belief made in your additional soliciting material must be characterized as such.”

VAC respectfully notes, however, that VAC stated in its July 23rd soliciting material that “[VAC] believe[s] governance at Acxiom would be much improved if the board included significant shareholders whose interests are directly aligned with outside owners, and whose equity stakes outweigh their interest in fees, consulting arrangements, and other perks that they receive as members of the board.” (Emphasis added.) To clarify VAC’s intended meaning, the following is a detailed explanation of the use of specific terms in the referenced statement:

•	VAC is using the term “included” to convey VAC’s opinion that governance at Acxiom would be much improved if the board was in part made up of significant shareholders whose equity stakes outweigh their interest in fees, consulting arrangements, and other perks, rather than to convey any message that the board should be comprised entirely of significant stockholders. VAC believes the use of the term “included” in this regard plays a critical role in conveying VAC’s message.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

•	VAC intentionally includes the term “believe” at the start of its statement to clarify for the reader that the statement is VAC’s belief, and not a factual statement. By virtue of VAC’s placement of the term “believe” at the beginning of the referenced statement, VAC believes it is reasonable to assume that the reader will readily understand that the statement is only VAC’s opinion.

Next, in VAC’s opinion the following support provides a reasonable basis for VAC’s belief that the governance at Acxiom would be improved if the board were in part made up of significant shareholders whose equity stakes outweigh their interest in fees, consulting arrangements, and other perks:

•	The table below, which is derived solely from information contained in documents filed publicly with the SEC (which documents are specifically cited in VAC’s revised preliminary proxy statement beginning on page 17 under the heading “Security Ownership of Directors, Officers and Major Stockholders of Acxiom”), reflects the security ownership of VAC, which currently is the largest Acxiom stockholder, as compared to the security ownership of each current director of Acxiom, as of July 20, 2006:

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class of Common Stock(1)
William T. Dillard	38,136	*
Michael J. Durham	2,445	*
Dr. Mary L. Good	6,997	*
Dr. Ann Die Hasselmo	20,632	*
William J. Henderson	16,179	*
Rodger S. Kline	2,020,794	2.3%
Thomas F. (Mack) McLarty, III	13,245	*
Charles D. Morgan	3,325,012	3.8%
Stephen M. Paterson	53,961	*
VAC	10,325,355	11.7%

*	Less than 1%.
(1)	Based upon Acxiom’s reported 86,720,394 outstanding shares of common stock as reported in Acxiom’s Form 10-Q for the period ended December 31, 2005.

As reflected above, VAC owns approximately 11.7% of the outstanding shares of Acxiom, whereas ALL of the directors of Acxiom on an aggregated basis only own approximately 6.5% of the outstanding shares of Acxiom. VAC believes this is significant, as is the fact that 7 of the 9 current directors each own significantly less than 1% of the outstanding equity of Acxiom, which in VAC’s opinion, is hardly a noteworthy “equity stake.” Such minimal ownership by a majority

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

of the current directors of Acxiom—i.e., their “equity stake”—is outweighed, in VAC’s opinion, by their interest in fees, consulting arrangements, and other perks, which include but are not limited to the following examples, which are in addition to the examples noted in VAC’s response to Comment 7 below:

Fees, Consulting Arrangements, and Other Perks:

Charles D. Morgan: As reported in VAC’s revised preliminary proxy statement beginning on page 4, VAC believes disclosures in Acxiom’s proxy statements from fiscal 1999 through fiscal 2005 demonstrate that Mr. Morgan and his family benefit substantially from Mr. Morgan’s position as Acxiom’s Chairman and CEO. For example:

•	Acxiom paid a total of approximately $7.6 million from 1999 to 2005 to motorsports entities controlled by Mr. Morgan’s son. Specifically, Acxiom paid such entities approximately $500,000 in fiscal 1999 as reported in Acxiom’s 1999 annual proxy statement; $1,500,000 in fiscal 2000 as reported in Acxiom’s 2000 annual proxy statement; $1,500,000 in fiscal 2001 as reported in Acxiom’s 2001 annual proxy statement; $1,000,000 in fiscal 2002 as reported in Acxiom’s 2002 annual proxy statement; $1,500,000 in fiscal 2003 as reported in Acxiom’s 2003 annual proxy statement; $975,000 in fiscal 2004 as reported in Acxiom’s 2004 annual proxy statement; and $625,000 in fiscal 2005 as reported in Acxiom’s 2005 annual proxy statement.

•	Acxiom paid a total of approximately $6.0 million from 1999 to 2005 to MorAir, an entity owned by Mr. Morgan, for use of an airplane. Specifically, Acxiom paid MorAir approximately $796,620 in fiscal 1999 as reported in Acxiom’s 1999 annual proxy statement; $960,000 in fiscal 2000 as reported in Acxiom’s 2000 annual proxy statement; $1,020,000 in fiscal 2001 as reported in Acxiom’s 2001 annual proxy statement; $900,000 in fiscal 2002 as reported in Acxiom’s 2002 annual proxy statement; $696,000 in fiscal 2003 as reported in Acxiom’s 2003 annual proxy statement; $696,000 in fiscal 2004 as reported in Acxiom’s 2004 annual proxy statement; and $900,000 in fiscal 2005 as reported in Acxiom’s 2005 annual proxy statement.

•	Acxiom paid a total of approximately $463,000 from 1999 to 2001 to a staffing services company owned by Mr. Morgan’s wife. Specifically, Acxiom paid such entity approximately $102,000 in fiscal 1999 as reported in Acxiom’s 1999 annual proxy statement; $250,000 in fiscal 2000 as reported in Acxiom’s 2000 annual proxy statement; and $111,000 in fiscal 2001 as reported in Acxiom’s 2001 annual proxy statement.

•	Acxiom negotiated a settlement with Cognitive Data, Inc. (“CDI”), an entity which is majority owned and led by Mr. Morgan’s son-in-law, whereby CDI agreed to pay an aggregated balance totaling $1,172,770 owed to Acxiom by March 31, 2005, but only paid $812,000. As reported in Acxiom’s 2003 and 2004 annual proxy statements, CDI’s president and majority shareholder is the son-in-law of Mr. Morgan. Acxiom negotiated a settlement with CDI, as reported in Acxiom’s 2003 and 2004 annual proxy statements, whereby Acxiom agreed to restructure CDI’s payments owed for past services in exchange for a release of liability in connection with a processing error. Acxiom reported in its 2003 annual proxy statement that it expected CDI would pay approximately $858,000 by the end

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

of fiscal 2003 in connection with such settlement. However, Acxiom reported in its 2004 annual proxy statement that payments totaling only $410,000 were actually made. Acxiom further reported in its 2004 annual proxy statement that despite such non-payment Acxiom continued to sell CDI products for resale to CDI’s clients. As a result, CDI owed an aggregated balance of $1,172,770 for such purchases, together with the remaining balance on the 2003 settlement, to Acxiom by March 31, 2004. Although Acxiom’s 2004 annual proxy statement reported that the 2003 settlement was amended on April 9, 2004, whereby CDI agreed to repay its outstanding balance plus 5% interest in six installments by March 31, 2005, Acxiom’s 2005 annual proxy statement reported that CDI only paid approximately $812,000 in fiscal 2005 of the $1,172,770 aggregated balance actually owed to Acxiom.

Thomas F. (Mack) McLarty III: As reported in VAC’s revised preliminary proxy statement on page 4:

•	From 2001 to 2005, Acxiom paid approximately $500,000 in consulting fees and commissions to Mr. McLarty and his brother F.B. McLarty.

Stephen M. Patterson and Dr. Ann Die Hasselmo: As reported in VAC’s revised preliminary proxy statement on page 4:

•	Mr. Patterson serves on the Board of Trustees of Hendrix College in Conway, Arkansas, and Dr. Die Hasselmo is that institution’s former President. During Mr. Patterson’s service as a trustee and Dr. Die Hasselmo’s tenure as President, Mr. Morgan and Acxiom each donated $1.4 million to Hendrix College.

Dr. Mary L. Good: As reported in VAC’s revised preliminary proxy statement on page 4:

•	Dr. Good is Dean of the College of Information Science and Systems Engineering at the University of Arkansas—Little Rock (“UA-LR”). During Dr. Good’s tenure as both an Acxiom director and dean of the UA-LR College of Information Science and Systems Engineering, Acxiom and Mr. Morgan together donated $2.25 million to UA-LR’s database research program.

VAC believes these examples support VAC’s belief that governance at Acxiom would improve if the board were in part made up of significant shareholders whose “equity stakes” outweigh their interest in “fees, consulting arrangements, and other perks” similar to those summarized above.

3.	Please see the immediately preceding comment. We note your statement that the “company’s chronic overstatement of its free cash flows continues as you ignore sizeable equipment and software purchases made via leases or installment arrangements.” This disclosure implies that Acxiom condones the use of improper accounting policies. Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without specific factual foundation. In this regard, it does not appear that your disclosure following the fourth bullet point on page 3 provides sufficient factual support for your statement. Refer to Rule 14a-9 under the Exchange Act.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

VAC believes the examples set forth below support VAC’s assertion that Acxiom’s “chronic overstatement of its free cash flows continues as [Acxiom] ignore[s] sizeable equipment and software purchases made via leases or installment arrangements.”

•	Although VAC recognizes that the precise definition of free cash flow varies among models, VAC believes the following is a generic, commonly accepted qualitative definition of free cash flow that is reasonable to apply to Acxiom: “In general, free cash flow is the cash a firm has after meeting the needs of sustaining its development at a certain growth rate.”

—www.stocksense.com/val3.html

•	VAC also believes the following more concise expression of the formula used to calculate free cash flow is reasonable to apply to Acxiom: the sum of Net Income plus Depreciation and Amortization minus the sum of Capital Expenditures and Change in Working Capital.

—www.stocksense.com/val3.html

•	VAC further believes that capital expenditures should include all capitalized costs. In this regard, Acxiom does include “deferral of costs” (i.e., essentially work set-up costs that Acxiom amortizes over the life of a contract) and software development in its calculation of capital expenditures and does deduct such costs in its calculation of free cash flow. Acxiom does not, however, deduct the very real and substantial costs of assets it purchases via capital leases and enterprise software or data purchases via installment contracts. Acxiom, instead, treats the payments for these as financing items, which Acxiom lumps into “payments of debt” in the financing section of its cash flow statement. Facing recent pressure, however, Acxiom has begun to offer more information in its footnotes about the exact amounts of expenditures relating to these items.

•	In VAC’s opinion, which it believes is reasonable, the lease/installment payments referred to in bullet two of this Item 3 are absolutely required to sustain Acxiom’s “development at a certain growth rate.” Therefore, those costs meet the textbook definition of costs that should be deducted from free cash flow.

•	In VAC’s opinion, which it believes is reasonable, Acxiom’s use of leases inflates its free cash flow number. For example, Acxiom states on page F-9 of its Annual Report on Form 10-K for the fiscal year 2006 that “[c]apital expenditures decreased in fiscal 2006 and 2005 due to the company’s decision to generally finance most new equipment purchases through capital or operating leases . . . .” Accordingly, VAC believes that Acxiom’s use of a free cash flow calculation that fails to deduct certain synthetic leases results in artificially inflated free cash flow numbers.

•	An unrelated third party has also questioned Acxiom’s calculation of free cash flow:

“ . . . [A]fter last quarter’s results, one reader pointed out a couple things that are disconcerting. Specifically, the fact that Acxiom has, in recent years, been entering into short-term capital leases of information assets that it uses in its business. Acxiom does not characterize these capital leases as capital expenditures, and mentions them in a special section called “supplemental cash flow information” in its cash flow statement. But when a company spends money on something that it uses for cash

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

generation, the expense should be deducted from operating cash flow when calculating free cash flow (money that is “free” to be spent on dividends, share buybacks, etc., and is not needed to run the business). . . . I should also note that I invited Acxiom’s Investor Relations Coordinator to give the company’s position on this issue back in January, suggesting that it might explain the function of the capital leases and how they affect true free cash flow a bit better in the future earnings releases. I received no response.”—Rich Smith, Motley Fool contributor in “Foolish Forecast: Is Acxiom Tilting?” A copy of such article is attached as Exhibit E.

VAC acknowledges your comment that “it does not appear that your disclosure following the fourth bullet point on page 3 provides sufficient factual support . . . ,” but respectfully notes that there are no bullet points included in the soliciting material to which the July 5, 2006 comment letter relates.

4.	Please provide a basis for your statement that Acxiom board members do not share the “perspective” of a shareholder and that, if they did, they might be able to “understand” that Acxiom’s “promise to drive shareholder value rings hollow ….”

Please see VAC’s response to Item 2 above. VAC believes the same support set forth in Item 2 above regarding VAC’s 11.7% equity ownership as compared to the negligible equity ownership of 7 of the 9 current directors of Acxiom, in combination with the examples regarding the significant interests of a majority of the current directors of Acxiom in “fees, consulting arrangements, and other perks,” supports VAC’s belief that Acxiom’s current board members do not share the “perspective” of a shareholder.

5.	Please provide specific factual support for your statement regarding “paltry internal growth” of the Acxiom’s core services and data business or revise your filings to clarify.

VAC believes that factual support for its statement regarding “paltry internal growth” of Acxiom’s core services and data business is demonstrated in the table entitled “Revenue Bridge,” which is attached as Exhibit F. This table is based on publicly available information (as noted in the attached) and demonstrates that although growth in Acxiom’s services and data business was 6.8% in fiscal year 2005, growth dropped to 1.3% in fiscal year 2006. Therefore, VAC believes it is reasonable to consider this limited growth from fiscal year 2005 to fiscal year 2006 as “paltry.”

6.	We note the statement indicating that you “want the board to focus on the profitability and free cash flow gap that exists between Acxiom and its peers” and that you also “want the board to focus on closing this gap, rather than on short-term earning performance against the consensus expectations that you have fed to analysts.” First, elaborate on and support the “consensus expectations” that Acxiom has “fed” to analysts and provide specific support for each “expectation” that has been provided. Second, to the extent that ValueAct Capital believes its nominees will be “able to intensify the board’s focus on issues that drive value,” your future filings should provide specific examples of how your nominees will attempt to effect change regarding “issues that drive value.” Also, your future filings should clearly disclose that no assurance can be given that the election of your nominees will result in any increase in value of the company.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

VAC believes that support for its statement regarding “consensus expectations” that Acxiom has “fed” to analysts is demonstrated by the excel file attached as Exhibit G. The following is a detailed explanation of the information set forth in that file:

•	The attached file demonstrates a sequence of guidance, followed by reductions in such guidance, followed by Acxiom taking credit for meeting such revised guidance. Thus, in VAC’s opinion, which it believes is reasonable, Acxiom has in such instances evaluated its performance relative to the guidance it “fed” to analysts.

•	The left column in the attached file is the “as of” date for the Road Map guidance. “Date issued” is the date on which this guidance was released to the public via an earnings release. Each year, Acxiom provides guidance for the current year, the following year and for “long-term objectives,” which forecasts three years into the future.

•	On May 11, 2005, Acxiom reduced guidance for fiscal year 2006 Return on Assets (ROA), from 11-13% to 9-10% and for fiscal year 2009, from 14-16% to 10-14%.

•	By the end of fiscal year 2006, Acxiom had changed the 9-10% ROA guidance to “Adjusted” ROA, meaning before charges (note there were a total of $15.8 million of charges in fiscal year 2006).

•	Actual results for fiscal year 2006 were as follows: reported/actual ROA was 8.5%, but “adjusted”/pre-charge ROA was 9.5%. Acxiom, then, gave itself credit for being in the 9-10% range for fiscal year 2006. In this regard, the sub-heading of the fiscal year 2006 press release that Acxiom issued on May 17, 2006, announced “Results in line with Financial Road Map.”

•	In summary, Acxiom revised its initial guidance on May 11, 2005. A subsequent modification of that new guidance to an “adjusted” basis was made by the end of fiscal year 2006. Acxiom then boasted that its results were consistent with the Road Map. VAC believes this is a clear example of Acxiom evaluating itself with respect to guidance it “fed” to analysts.

7.	We note your statement that you want to see a board that is focused on the results of the business and a board that “understands the necessary distinction between personal and business activities.” Please provide specific factual support for the implication that the board fails to understand the “distinction between personal and business activities” or revise your disclosure.

Enclosed as Exhibit H is an annotated flow chart entitled “TIES BETWEEN MORGAN FAMILY MEMBERS AND ACXIOM” and a table of citations to support each such “tie,” which cited material provides specific factual support for the implication that the board fails to understand the “distinction between personal and business activities.” The flow chart and the table of citations are also publicly available at www.changeatacxiom.com. Based on the sheer number and the detailed extent of the personal ties between Morgan family members and Acxiom, VAC believes it is reasonable to conclude that the board fails to understand the “distinction between personal and business activities.”

8.	We note your statements that you have learned that Acxiom “has been inviting investors to fly to Little Rock at the company’s expense . . . in order to solicit their votes for the

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

management proxy slate” and that Acxiom is misusing shareholder and company resources. Please advise us of the basis for your belief that Acxiom is inviting shareholders to Little Rock in order to curry favor with them regarding the upcoming proxy vote. As for your allegation regarding corporate misuse of funds, we again advise you to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Also, all future assertions should be adequately supported and should accurately portray the factual support you provide. Please confirm your understanding. Refer to Rule 14a-9 under the Exchange Act.

VAC’s belief regarding Acxiom’s invitation to shareholders is substantiated by publicly available sources. For example:

•	The Dow Jones Newswires reported on July 6, 2006, in an article titled “Dissident Tactic Would Reward Acxiom Holders For Support” by Edward Welsch, the following:

“Morgan [Acxiom’s Chairman and Company Leader] is offering to fly Acxiom’s key shareholders out to the company’s Little Rock, Ark., headquarters to discuss why the company’s current slate of directors is a better choice than Ubben’s. ‘I would expect us to have at least 10 or so of our key shareholders down,’ Morgan said.”

•	In the Morgan Letter, Mr. Morgan elaborated on his invitation to shareholders to fly to Arkansas on Acxiom’s corporate aircraft:

“I am pleased that many have decided to take a day trip to Arkansas, meet with our senior leaders, and hear for themselves the details of our strategic plan. . . . The use of corporate aircraft for this purpose is legitimate, and we extend the same offer to you if you wish to come and learn more about Acxiom.”

VAC acknowledges and confirms its understanding of the Staff’s comment regarding Rule 14a-9 under the Exchange Act.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 24, 2006

If you have any questions regarding this filing, please contact the undersigned at (415) 362-3700 or Christopher G. Karras of Dechert LLP at (215) 994-2412.

Very truly yours,

VA PARTNERS, LLC

By:	/s/ Allison Bennington
Allison Bennington
General Counsel

Enclosures

cc:	Christopher G. Karras, Dechert LLP